Filed by State Bank Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934
Subject Company: State Bank Financial Corporation

Explanatory note: The following communication was sent to State Bank Financial Corporation warrant holders. The communication contained information regarding the proposed merger between State Bank Financial Corporation and Cadence Bancorporation.

[Date]

Via Certified Mail
Name
Address

Re:    Notice of Corporate Change under Warrant Agreement (the “Notice”)

Dear [INSERT],

You are receiving this Notice because you are the holder of a warrant (the “Warrant”) to purchase common stock of State Bank and Trust Company dated as of [INSERT], which Warrant was assumed by State Bank Financial Corporation (“State Bank”) when we consummated our holding company reorganization on July 23, 2010. The Warrant is exercisable, in whole or in part, at any time and from time to time until 5:00 p.m. Eastern Time on [INSERT]. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Warrant.
On May 11, 2018, State Bank entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cadence Bancorporation (“Cadence”) pursuant to which State Bank will merge with and into Cadence, with Cadence surviving the merger. Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, State Bank shareholders will have the right to receive 1.160 shares (the “Exchange Ratio”) of Class A common stock of Cadence (“Cadence Common Stock”) for each share of common stock of State Bank. We expect the merger to close in the fourth quarter of 2018, subject to the receipt of all necessary regulatory approvals, State Bank shareholder approval and the satisfaction of customary closing conditions.
Consistent with Sections 4.3 and 4.5 of the Warrant, please allow this letter to serve as Notice that under the terms of the Merger Agreement, if the merger closes, your Warrant will be converted automatically into a warrant to purchase shares of Cadence Common Stock with the number of Common Shares underlying the Warrant and the per share exercise price, or “Purchase Price,” adjusted to reflect the Exchange Ratio. For ease of reference, we have enclosed as Exhibit A hereto a schedule that details the number of Common Shares issuable upon exercise of your Warrant and the Purchase Price thereof on both a pre-merger and post-merger basis.
The above-referenced adjustments to the Warrant as indicated on Exhibit A, will be recorded on the books and records of Cadence at the closing of the merger. Accordingly, Cadence will not issue you a new Warrant to reflect these adjustments. All other terms and conditions of the Warrant, including without limitation the Expiration Date, remain unchanged.

A copy of the Merger Agreement is available at the SEC’s website (http://www.sec.gov). You can also obtain a copy of the Merger Agreement, without charge, by contacting me directly at [INSERT]. If you should have any questions, please do not hesitate to contact me.

Sincerely,

[INSERT]

****

Cautionary Statement Regarding Forward-Looking Information
Statements included in this Notice which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. State Bank and Cadence caution readers that forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results. Such risks and uncertainties, include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between State Bank and Cadence; the outcome of any legal proceedings that may be instituted against State Bank or Cadence; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), and State Bank shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all. Additional factors that could cause results to differ materially from those described above can be found in State Bank’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the SEC and in other documents State Bank files with the SEC, and in Cadence’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the SEC and in other documents Cadence files with the SEC.
Important Additional Information
In connection with the proposed transaction between Cadence and State Bank, Cadence has filed with the SEC a Registration Statement on Form S-4 (Registration Statement No. 333-225587 (the “Registration Statement”) including a joint information statement of Cadence and proxy statement of State Bank and a prospectus of Cadence, as well as other relevant documents concerning the proposed transaction. The Registration Statement was declared effective by the SEC on July 24, 2018. The proposed transaction will be submitted to State Bank’s shareholders for their consideration. Cadence Bancorp, LLC, the controlling stockholder of Cadence, has delivered a written consent approving the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Stockholders of Cadence and shareholders of State Bank are urged to read the Registration Statement, information statement, proxy statement and prospectus regarding the transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information about the transaction.
Shareholders are able to obtain a free copy of the Registration Statement, information statement, proxy statement and prospectus, as well as other filings containing information State Bank and Cadence, without charge, at the SEC’s website (http://www.sec.gov). Copies of the Registration Statement, information statement, proxy statement and prospectus and the filings with the SEC that are incorporated by reference therein can also be obtained, without charge, by directing a request to State Bank, 3399 Peachtree Road NE, Suite 1900, Atlanta, Georgia 30326, Attention: Corporate Secretary and Cadence Bancorporation, 2800 Post Oak Boulevard, Suite 3800, Houston, Texas 77056, Attention: Corporate Secretary.
Participants in the Solicitation
State Bank, Cadence and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding State Bank’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2018, and certain of its Current Reports on Form 8-K. Information regarding Cadence’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 30, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement, information statement, proxy statement and prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

EXHIBIT A

	PRE-MERGER		POST-MERGER
Warrant Holder	Number of Common Shares(1) underlying the Warrant	Warrant Exercise Price (Purchase Price)	Number of Common Shares(2) underlying the Warrant	Warrant Exercise Price (Purchase Price)

[●]	[●]	$[●]	[●]	$[●]

(1)	Reflects Common Shares of State Bank Financial Corporation.

(2)	Reflects Common Shares of Cadence Bancorporation.